UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 20 November 2014

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the company")

In compliance with paragraphs 3.63 to 3.74 of the JSE Listings
Requirements, the following information is disclosed:

A.   DEALINGS IN SECURITIES BY DIRECTORS: SHARE VESTINGS AND
      ON MARKET SALES

In terms of provisions of the Harmony Share Plan, performance
shares vest after 3 years.

1. Name of director:	GP Briggs (Chief Executive Officer)
Nature of transaction:	Off market vesting and on market sale of performance shares (ordinary shares)
Date:	17 November 2014
Class of securities:	Ordinary shares
Number of performance shares vested:	17 578
Vesting price per share:	R17.11
Total value of shares vested:	R300 824.62 (pre-tax)
Number of performance shares sold on market to cover tax:	7 207
Market price per share sold:	R17.11
Proceeds for on market sale to cover tax:	R123 338.43
Number of shares retained in own name:	10 371
Nature and extent of directors interest:	Direct beneficial

2. Name of director:	F Abbott (Financial Director)
Nature of transaction:	Off market vesting and on market sale of performance shares (ordinary shares)
Date:	17 November 2014
Class of securities:	Ordinary shares
Number of performance shares vested:	6 344
Vesting price per share:	R17.11
Total value of shares vested:	R108 569.31 (pre-tax)
Number of performance shares sold on market to cover tax:	2 601
Market price per share sold:	R17.11
Proceeds for on market sale to cover tax:	R44 512.73
Number of shares retained in own name:	3 743
Nature and extent of directors interest:	Direct beneficial
3. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Off market vesting and on market sale of performance shares (ordinary shares)
Date:	17 November 2014
Class of securities:	Ordinary shares
Number of performance shares vested:	5 247
Vesting price per share:	R17.11

Total value of shares vested:	R89 795.58 (pre-tax)
Number of performance shares sold on market to cover tax:	2 151
Market price per share sold:	17.11
Proceeds for on market sale to cover tax:	R36 811.57
Number of shares retained in own name:	3 096
Nature and extent of directors interest:	Direct beneficial

4.
Name of director:	A Pretorius (Director of various subsidiaries)
Nature of transaction:	Off market vesting and on market sale of performance shares (ordinary shares)
Date:	17 November 2014
Class of securities:	Ordinary shares
Number of performance shares vested:	5 247
Vesting price per share:	R17.11
Total value of shares vested:	R89 795.58 (pre-tax)
Number of performance shares sold on market to cover tax:	2 151
Market price per share sold:	R17.11
Proceeds for on market sale to cover tax:	R36 811.57
Number of shares retained in own name:	3 096
Nature and extent of directors interest:	Direct beneficial

B.   DEALING IN SECURITIES BY DIRECTORS: SHARE GRANTS

In line with the provisions of the Harmony Share Plan, incentives / shares are allocated to directors in November of each year.

1. Name of director: GB Briggs (Chief Executive Officer)

   Nature of transaction: Off market grant of share appreciation rights and performance shares

   Periods of vesting: Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.

   Date: 17 November 2014

   Class of securities: Share appreciation rights and performance shares

   Strike price: R18.41

   Number of share appreciation rights allocated: 107 567

   Number of performance shares allocated: 561 217

   Number of matching restricted shares allocated(matching the number allocated in 2011):   15 000

   Nature and extent of director's interest: Direct beneficial

2. Name of director: F Abbott (Financial Director)

   Nature of transaction: Off market grant of share

	appreciation rights and performance shares
Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.
Date:	17 November 2014
Class of securities:	Share appreciation rights and performance shares
Strike price:	R18.41
Number of share appreciation rights allocated:	63 622
Number of performance shares allocated:	207 462
Number of matching restricted shares allocated(matching the number allocated in 2011):	8 000
Nature and extent of director's interest:	Direct beneficial
3. Name of director:	HE Mashego (Executive Director)
Nature of transaction:	Off market grant of share appreciation rights and performance shares
Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.

Date:	17 November 2014
Class of securities:	Share appreciation rights and performance shares
Strike price:	R18.41
Number of share appreciation rights allocated:	45 913
Number of performance shares allocated:	149 715
Number of matching restricted shares allocated(matching the number allocated in 2011):	8 000
Nature and extent of director's interest:	Direct beneficial
4. Name of director:	A Pretorius (Director of various subsidiaries)
Nature of transaction:	Off market grant of share appreciation rights and performance shares
Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.
Date:	17 November 2014
Class of securities:	Share appreciation rights and performance shares
Strike price:	R18.41
Number of share appreciation rights allocated:	58 718

Number of performance shares allocated:	191 472
Number of matching restricted shares allocated(matching the number allocated in 2011):	8 000
Nature and extent of director's interest:	Direct beneficial
5. Name of Company Secretary:	Riana Bisschoff (Company Secretary)
Nature of transaction:	Off market grant of share appreciation rights and performance shares
Periods of vesting:	Share appreciation rights vest in equal thirds on the third, fourth and fifth anniversary of the allocation. Performance shares vest after three years.
Date:	17 November 2014
Class of securities:	Share appreciation rights and performance shares
Strike price:	R18.41
Number of share appreciation rights allocated:	24 271
Number of performance shares allocated:	47 487
Nature and extent of director's interest:	Direct beneficial

Prior clearance was obtained in respect of the above dealings by the directors.

For more details contact:

Henrika Ninham
Investor Relations Manager
+27 (0) 82 759 1775 (mobile)

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

20 November 2014

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 20, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director